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FORM 4                                                     OMB APPROVAL
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[X] Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: September 30, 1998
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    ProFutures Special Equities Fund, L.P.        Coventry Industries Corp. (COVN)           to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    11612 Bee Cave Road -- Suite 100              Person (voluntary)          3/99              ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
    Austin           TX              78733                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                      7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                    Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                  X Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock, no par value         3/9/99  J      V     250,000    A         *           250,000             D
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*Issued in exchange for 5% Convertible Preferred Stock. See Attachment Sheet.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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5% Convertible Pfrd Stock     N/A        3/9/99      J    V     N/A     N/A      *      *     Common Stock    *            *
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Convertible Notes             N/A        3/9/99      J    V     N/A     N/A      *     None   Common Stock    *            *
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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      *                        D
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      *                        D
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Explanation of Responses:

*See Attachment Sheet                                                                        ProFutures Special Equities Fund, L.P.
                                                                                             By: ProFutures Fund Management, Inc.,
                                                                                                      a General Partner

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    By: /s/ GARY D. HALBERT         3/11/99
                                                                                                ---------------------------- -------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  **Signature of Reporting Person   Date
                                                                                                     Gary D. Halbert,
                                                                                                         President

Note: File three copies of this Form, one of which must be manually signed.                                              Page 2 of 3
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                               Page 3 of 3 Pages


                              Attachment Sheet to
            Initial Statement of Beneficial Ownership of Securities
                                   on Form 3



                Table I -- Item 4; and Table II -- Items 3 and 4

On March 9, 1999, ProFutures Special Equities Fund, L.P. exchanged 1,250 shares of the Company's 5% Convertible Preferred Stock with Coventry Industries Corp. for $600,000 cash, $900,000 of convertible notes (convertible only with the prior written consent of a third party) and 250,000 shares of common stock.

                    Additional Signature Page to Form 4 and
                             Joint Filing Agreement

   The undersigned hereby agree that this Form 4 is filed on behalf of each of them.

   Dated:  March 11, 1999

   PROFUTURES SPECIAL EQUITIES FUND, L.P.

   By: ProFutures Fund Management, Inc., a General Partner

   By:  /s/ Gary D. Halbert
       ------------------------------
        Gary D. Halbert, President


   PROFUTURES FUND MANAGEMENT, INC.

   By:  /s/ Gary D. Halbert
       ------------------------------
        Gary D. Halbert, President


        /s/ Gary D. Halbert
       ------------------------------
            Gary D. Halbert



   GOLDEN EYE ASSET MANAGEMENT, INC.

   By:  /s/ Marte W. Anderson
       ------------------------------
        Marte W. Anderson, President


   By:  /s/ Marte W. Anderson
       ------------------------------
            Marte W. Anderson